SECURITIES AND EXCHANGE COMMISSION
		     Washington, D.C. 20549


			   Form 6-K


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
       OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the month of February, 2006
                      Durango Corporation
          (f/k/a Grupo Industrial Durango, S.A. de C.V.)
- -------------------------------------------------------------------
         (Translation of registrant's name into English)


Torre Corporativa Durango, Potasio 150, Cuidad Industrial,
                  Durango, Durango, Mexico
- -------------------------------------------------------------------
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.  Yes    No [x]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.






Durango, Durango, Mexico - Corporacion Durango, S.A. de C.V. (BMV: CODUSA) ("Durango" or the "Company"), the largest integrated paper producer in Mexico, today announced its unaudited consolidated results for its third fiscal quarter. All figures were prepared in accordance with Mexican generally accepted accounting principles and are stated in constant Mexican pesos as of September 30, 2006 converted into U.S. dollars using the exchange rate at the end of each period.

INDUSTRY BUSINESS ENVIRONMENT  2006

Pricing and market conditions continued improving financial performance during 3Q 2006 despite high raw material, energy and transportation costs.
The industry expects lower volumes during the fourth quarter due to seasonality, as well as higher energy and raw material cost due to winter weather. Analysts have a positive outlook on containerboard and newsprint but are cautious about the economic conditions.

DURANGO'S PERFORMANCE  3Q'2006

In spite of a strong currency and the lag of price implementation in our Mexican operations, the Company achieved its best quarter since 2002 mainly due to strong volumes, price increases, productivity efficiencies and cost control strategies.
The Company's results for the three months and the nine months ended on September 30, 2006 were better that those for similar periods in 2005. The Company was able to continue reducing debt.

OPERATING  PERFORMANCE
Item					3Q06	3Q05	%	Ac06	Ac05	%
Total Shipments ('000 Short Tons)	389.0	330.8	 18%	1,123.0	999.9	12%
Pricing (US$/Short Ton)			606	554	 10%	  569	560	 2%
Net Sales (US$ Million)			235.9	183.2	 29%	  639.1	560.3	14%
Unit Cost (US$/Short Ton)		508	489	  4%	  483	490	-1%
EBIT (US$ Million)			 21.8	  6.3	243%	   50.7	 27.6	83%
EBITDA (US$ Million)			 32.8	 18.0	 82%	   83.0	 62.2	34%
EBITDA Margin				 14%	 10%	  4%	   13%	 11%	 2%


FINANCIAL HIGHLIGHTS 3Q'2006

The company is on its way of further strengthen its balance sheet thorg debt reduction

Item					3Q06		3Q05	Var
Accumulated EBITDA			 83.0		 62.2	34%
Consolidated Debt (US$ Million)		548.2		639.4	-91.2
LTM Interest Coverage			  2.1X		  1.6X	  -
3Q' Interest Coverage			  2.7X		  1.5X	  -
LTM Leverage Ratio			  5.4X		  7.0X	  -
Net Debt Leverage Ratio			  4.9X		  6.3X	  -


SHIPMENTS

The Company's total shipments increased by 18% in 3Q'06 compared with 3Q'05, and increased by 12% on an accumulated basis for the nine-month period.
The increase in volumes was mainly due to improving market conditions and our sales effort.

Shipments (000 Short Tons)	3Q06	3Q05	%	Ac06		Ac05	%
Paper				188.9	146.9	29%	  555.5		465.7	19%
Packaging			197.1	181.5	 9%	  559.4		527.3	 6%
Other				  3.0	  2.4	25%	    8.0		  6.9	17%
Total				389.0	330.8	18%	1,123.0 	999.9	12%


Of the quarterly shipment increase, Tizayuca accounted for 25.4 thousand short tons. On an accumulated basis 56.8 thousand short tons.

PRICE

Durango's average sales price per short ton increased by 10% to US$606 in 3Q'06 from US$554 in 3Q'05. On an accumulated basis, the average sales price per short ton increased by 2% to US$569 in the first nine months of 2006 from US$560 during the first nine months of 2005.

Prices (US$/Short Ton)		3Q06	3Q05	%	Ac06	Ac05	%
Paper				577	516	12%	528	529	0%
Packaging			630	580	 9%	604	584	3%
Other				939	893	 5%	968	895	8%
Mix Price (US$/Short Ton)	606	554	10%	569	560	2%


NET SALES

Total net sales increased by 29% to US$235.9 million in 3Q'06 from US$183.2 million in 3Q'05. On an accumulated basis, net sales increased by 14% to US$639.1 million for the nine months ended on September 30, 2006 from US$560.3 million for the nine months ended as of September 30, 2005.

Net Sales (US$ Million)		3Q06	3Q05	%	Ac06	Ac05	%
Paper				109.0	 75.8	44%	293.4	246.3	19%
Packaging			124.2	105.2	18%	337.9	307.8	10%
Other				  2.8	  2.1	31%	  7.8	  6.1	27%
Total				235.9	183.2	29%	639.1	560.3	14%


PRODUCTION COST

Unit production cost increased by 4% in 3Q'06 compared to 3Q'05. On an accumulated basis, the unit production cost decreased by 1% to US$483 as of September 30, 2006 from US$490 as of September 30, 2005. This increase was due to a higher raw material and energy cost.

<table>>
Unit Cost (US$/Short Ton)	3Q06	3Q05	%	Ac06	Ac05	%
Total				508	489	4%	483	490	-1%


EBITDA

EBITDA increased by 82% in 3Q'06 compared to 3Q'05, due to strong volumes and a higher price mix which offset the increases in raw material and energy cost, an outstanding achievement under the current tough cost environment.

EBITDA (US$ Million)		3Q06	Margin	3Q05	Margin	%
Paper				20.1	18%	 7.1	 9%	183%
Packaging			12.9	10%	10.6	10%	 22%
Other				-0.1	-5%	 0.4	19%	N/A
Total				32.8	14%	18.0	10%	 82%


EBITDA increased by 34% for the nine months ended as of September 30, 2006 compared with the nine months ended as of September 30, 2005.

EBITDA (US$ Million)		Ac06	Margin	Ac05	Margin	  %
Paper				46.1	16%	27.8	11%	 66%
Packaging			36.0	11%	32.9	11%	  9%
Other				 0.9	12%	 1.4	23%	-37%
Total				83.0	13%	62.2	11%	 34%


*EBITDA.- According to the Company's Restructured Credit Agreement, Consolidated EBITDA means, for any period, the sum of the following for the Company and its Subsidiaries:
a) operating income for such period; b) to the extent deducted in determining such operating income for such period, the sum of the following: i) depreciation, ii) amortization, iii) any other non-cash charges other than any such non-cash charges that represent accruals of, or reserves for, cash disbursements to be made in any future accounting period, iv) the aggregate amount of all cash severance payments actually made in cash, v) taxes paid or payable, and
vi) non-cash charges incurred in connection with pension plans; and
c) the aggregate amount of interest income accrued during such period.

DEBT REDUCTION PROGRAM

The Company continues to execute its plan to reduce its outstanding debt by US$100.0 Million during 2006. This would represent a reduction of US$75.0 million above its scheduled debt payments for this year.
As of the third quarter of 2006, the Company had already repaid US$87.7 Million. This marks an important milestone in Durango's ongoing strategic objective to continue building stronger financial fundamentals. We are estimating at the end of the year a Net Leverage Ration of 4.6X.

CEO STATEMENT

Commenting on the industry and the Company's outlook, Miguel Rincon, Durango's Chairman and CEO, said... "Our new operating and financial fundamentals allowed us to deliver our strongest quarter of the last few years. Durango's positive results validate the Company's business strategy and our relentless search for productivity gains and continue strengthening our balance sheet. The industry expect lower volumes during the fourth quarter due to seasonality as well as higher energy and raw material cost due to winter weather. We remain cautious about economic condition in the US and Mexico"...
concluded Rincon.

CONFERENCE CALL

You are cordially invited to our Company's Third Quarter 2006 Conference Call, which will be held on Friday, October 27, 2006
- 1:00 p.m. (EST) // 12:00 p.m. (Mexico - Durango). Investors may participate in the live Conference Call by dialing
(800) 510-9836 (US Participants) or (617) 614-3670
(International Participants) with 34570653 as Passcode.
Please dial in at least 10 minutes prior to the start of the call.

CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED BALANCE SHEETS
AS OF DECEMBER 31, 2005 AND SEPTEMBER 30, 2006 (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF SEPTEMBER 30, 2006
(Stated in thousands of Pesos and Dollars)
                                                                              US$ DLLS.
                                                      December 31, Sep 30,     Sep 30,
                                                         2005        2006        2006

     ASSETS
CURRENT ASSETS:
  Cash and cash equivalents ........................$    722,042$    583,627      53,088
  Accounts receivable, net .........................   1,750,072   1,844,426     167,774
  Taxes recoverable and other assets ...............      46,688      40,130       3,650
  Inventories, net .................................   1,230,676   1,175,259     106,905
  Prepaid expenses .................................      16,040      36,455       3,316
            Total current assets ...................   3,765,518   3,679,897     334,734
PROPERTY, PLANT AND EQUIPMENT, net .................  11,214,876  11,379,251   1,035,089
OTHER ASSETS, net ..................................     266,792     257,422      23,416
            Total  assets ..........................$ 15,247,186$ 15,316,570   1,393,239

     LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Bank loans and current portion of long-term debt .     265,882     173,960      15,824
  Interest payable .................................      14,269       5,352         487
  Trade accounts payable ...........................     868,832     892,275      81,164
  Notes payable ....................................      49,952      35,234       3,205
  Accrued liabilities ..............................     489,777     761,066      69,229
  Employee profit-sharing ..........................       1,025      65,389       5,948
            Total  current liabilities .............   1,689,737   1,933,276     175,856
LONG-TERM DEBT .....................................   6,668,125   5,852,766     532,384
LONG-TERM NOTES PAYABLE ............................      66,713      37,978       3,455
DEFERRED TAXES......................................   1,647,423   1,834,580     166,879
LIABILITY FOR EMPLOYEE BENEFITS.....................     315,473     310,094      28,207
            Total long term liabilities ............   8,697,734   8,035,418     730,924
            Total  liabilities .....................  10,387,471   9,968,694     906,781
STOCKHOLDERS' EQUITY:
  Majority interest ................................   4,799,993   4,953,214     450,558
  Minority interest ................................      59,722     394,662      35,900
            Total stockholders' equity .............   4,859,715   5,347,876     486,458
            Total liabilities and stockholders' equi$ 15,247,186$ 15,316,570   1,393,239

               Exchange rate: $ 10.9935

CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN FINANCIAL POSITION
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF SEPTEMBER 30, 2006
(Stated in thousands of Pesos and Dollars)
                                                                                              *
                                                                  Full Year   Acum. Sep   Acum. Sep
                                                                     2005        2006      US$ 2006

OPERATING ACTIVITIES:
Net income (loss) ..............................................$    167,925$    -43,663      -3,972
    Add (deduct)- Charges (credits) to income which do
       not require (generate) resources:
       Depreciation and amortization ...........................     434,670     306,075      27,841
       Loss (Gain) on sale of property, plant and equipment ....      -1,738       7,671         698
       Impairment of long-lived assets .........................    -116,602           0           0
       Deferred income taxes ...................................     247,133     118,809      10,807
       Other....................................................     -26,749      33,985       3,091
       Total items which do not require cash....................     536,714     466,540      42,438
  Net resources generated from income ..........................     704,639     422,877      38,466
    Changes in operating assets and liabilities:
    Decrease (Increase) in inventories .........................     -92,208      55,417       5,041
    Decrease (Increase) in current assets ......................      94,450     -13,857      -1,260
    Decrease (increase) in account receivables, net ............      20,529     -94,354      -8,583
    (Decrease) increase in accounts payable and
      accrued liabilities ......................................    -151,620     335,461      30,514
  Resources generated by continued operating  ..................     575,790     705,544      64,178
  Assets and liabilities discontinued ..........................    -426,721           0           0
  Resources generated by operating activities ..................     149,069     705,544      64,178
FINANCING ACTIVITIES:
       Increase (Decrease) in bank loans and others ............  -3,909,428    -982,905     -89,408
       Increase (Decrease) in capital ..........................     297,879           0           0
       Gain on shares sales ....................................   3,046,878           0           0
  Net resources generated from financing activities ............    -564,671    -982,905     -89,408
INVESTMENT ACTIVITIES:
       Acquisition and sale of property, plant and equipment....     -62,592    -172,623     -15,702
       Profit on sale of discontinued operations................     342,619           0           0
       Acquisition of shares ...................................     -55,330           0           0
       Increase in minority interest ...........................           0     319,077      29,024
       Decrease (Increase) in deferred assets ..................      28,899      -7,508        -683
  Net resources applied to investing activities ................     253,596     138,946      12,639
INCREASE IN CASH AND CASH EQUIVALENTS ..........................    -162,006    -138,415     -12,591
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD............     884,048     722,042      65,679
CASH & CASH EQUIVALENTS AT END OF THE PERIOD ...................$    722,042$    583,627US    53,088


* The exchange rate of 10.9935 was used for translation purposes.


CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF SEPTEMBER 30, 2006


                                           Thousands of Pesos                 Thousands of Dollars
                                              3Q          3Q                      3Q          3Q
                                             2005        2006        Var         2005        2006        Var

NET SALES ...............................$ 2,063,017$  2,593,639         26%     183,178     235,924         29%
COST OF SALES ...........................  1,823,713   2,173,222         19%     161,877     197,683         22%
     Gross profit........................    239,304     420,417         76%      21,301      38,241         80%

     Selling and Administrative expenses     168,318     181,089          8%      14,954      16,472         10%
     Operating income ...................     70,986     239,328        237%       6,347      21,769        243%
FINANCIAL EXPENSE:
Interest expense ........................    143,041     142,269         -1%      12,730      12,941          2%
Interest income .........................    -10,373      -7,698        -26%        -922        -700        -24%
Exchange (gain) loss, net ...............      8,690    -173,095     N/A             773     -15,746     N/A
Gain on monetary position ...............    -28,302    -111,588        294%      -2,531     -10,150        301%
  Total financial expense ...............    113,056    -150,112     N/A          10,050     -13,655     N/A
OTHER INCOME (EXPENSES):
Other income (expense), net .............     35,973     -11,024     N/A           3,198      -1,003     N/A
  Total other income (expense) ..........     35,973     -11,024     N/A           3,198      -1,003     N/A
  Income (loss) before income and asset t     -6,097     378,416     N/A            -505      34,421     N/A
Provisions for income and asset taxes ...     62,629      56,382        -10%       5,582       5,129         -8%
Provision for deferred income taxes .....   -213,099     139,657     N/A         -18,980      12,704     N/A
  Net income after taxes ................    144,373     182,377         26%      12,893      16,588         29%
Discontinued operations .................     -3,320           0       -100%        -296           0       -100%
Net income before minority interest......$   147,693$    182,377         23%      13,189      16,588         26%
  Minority interest......................     13,592         822        -94%       1,211          74        -94%
  Majority net income....................$   134,101$    181,555         35%      11,978      16,514         38%

  Operating income ......................     70,986     239,328        237%       6,347      21,769        243%
  Depreciation & amortization ...........    108,160      99,599         -8%       9,608       9,060         -6%
  Interest income .......................     10,373       7,698        -26%         922         700        -24%
  Employee retirement obligations .......      8,607      10,969         27%         766         998         30%
  Allowance for doubtful accounts .......      4,541       3,196        -30%         404         291        -28%
  EBITDA ................................    202,667     360,790         78%      18,047      32,818         82%

CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF SEPTEMBER 30, 2006


                                           Thousands of Pesos                 Thousands of Dollars
                                              Ac          Ac                      Ac          Ac
                                             2005        2006        Var         2005        2006        Var

NET SALES ...............................$ 6,410,225$  7,134,810         11%     560,272     639,096         14%
COST OF SALES ...........................  5,606,118   6,054,279          8%     490,005     542,394         11%
     Gross profit........................    804,107   1,080,531         34%      70,267      96,702         38%

     Selling and Administrative expenses     487,285     513,655          5%      42,625      46,000          8%
     Operating income ...................    316,822     566,876         79%      27,642      50,702         83%
FINANCIAL EXPENSE:
Interest expense ........................    442,781     444,268          0%      38,717      39,745          3%
Interest income .........................    -27,925     -20,125        -28%      -2,425      -1,811        -25%
Exchange (gain) loss, net ...............   -242,071     242,484     N/A         -21,469      20,999     N/A
Gain on monetary position ...............    -96,506    -147,896         53%      -8,363     -13,465         61%
  Total financial expense ...............     76,279     518,731        580%       6,460      45,468        604%
OTHER INCOME (EXPENSES):
Other income (expense), net .............   -101,755     119,350     N/A          -8,762      10,537     N/A
  Total other income (expense) ..........   -101,755     119,350     N/A          -8,762      10,537     N/A
  Income (loss) before income and asset t    138,788     167,495         21%      12,420      15,771         27%
Provisions for income and asset taxes ...     85,927      92,349          7%       7,603       8,300          9%
Provision for deferred income taxes .....     45,402     118,809        162%       3,605      10,968        204%
  Net income after taxes ................      7,459     -43,663     N/A           1,212      -3,497     N/A
Discontinued operations .................    -47,603           0       -100%      -4,168           0       -100%
Net income before minority interest......$    55,062$    -43,663     N/A           5,380      -3,497     N/A
  Minority interest......................    -23,443      15,187     N/A          -1,927       1,339     N/A
  Majority net income....................$    78,505$    -58,850     N/A           7,307      -4,836     N/A

  Operating income ......................    316,822     566,876         79%      27,642      50,702         83%
  Depreciation & amortization ...........    326,485     298,251         -9%      28,540      26,706         -6%
  Interest income .......................     27,925      20,125        -28%       2,425       1,811        -25%
  Employee retirement obligations .......     26,734      33,985         27%       2,360       3,038         29%
  Allowance for doubtful accounts .......     13,693       8,807        -36%       1,197         790        -34%
  EBITDA ................................    711,659     928,044         30%      62,164      83,047         34%


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CORPORACION DURANGO, S.A. DE C.V.



Date:  October 25, 2006		By /s/ Mayela Rincon de Velasco
					--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer